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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               BeautiControl, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 par value
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                         (Title of Class of Securities)

                                   074655 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Heath
                                2121 Midway Road
                             Carrollton, Texas 75006
                                 (972) 458-0601
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 13, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13e-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP No. 074655 10 1                                          Page 2 of 7 Pages
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             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Richard W. Heath
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [X]
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      3      SEC USE ONLY

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             SOURCE OF FUNDS
      4
                None; not applicable
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      5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                              [ ]
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             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                United States
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            NUMBER OF                SOLE VOTING POWER
             SHARES            7
          BENEFICIALLY                    2,503,887 (1) (2)
            OWNED BY          --------------------------------------------------
              EACH                   SHARED VOTING POWER
           REPORTING           8
             PERSON                       200,000 (3)
              WITH            --------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                               9
                                          1,303,887 (1)
                              --------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              10
                                          200,000 (3)
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                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11
                      4,007,774 (1) (2) (3) (4)
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               12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES                                                   [ ]
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                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                      53.2% (1) (2) (3) (4) (5)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

(1) Includes options to purchase 150,000 shares of Common Stock exercisable within 60 days.

(2) Includes 1,200,000 shares of Common Stock pursuant to an irrevocable proxy granted to the Reporting Person pursuant to that certain Stock Purchase Agreement, dated as of July 31, 1998 (the "Purchase Agreement"), among BeautiControl Cosmetics, Inc., Jim Sowell Construction Co., Inc., Richard
     W. Heath and Jinger L. Heath, filed as Exhibit 7.1 to Schedule 13D, filed on August 13, 1998.

(3) Includes 200,000 shares of Common Stock held in trust over which Mr. Heath is co-trustee and has shared voting and dispositive power.

(4) Includes 1,303,887 shares owned by the Reporting Person's spouse, Jinger L. Heath, beneficial ownership of which is hereby disclaimed.

(5) Based on 7,231,448 shares outstanding as of September 11, 2000, as set forth in the Issuer's Solicitation/ Recommendation Statement on Schedule 14D-9, filed on September 20, 2000, plus 300,000 shares of Common Stock issuable pursuant to options to purchase 150,000 shares granted to the Reporting Person and options to purchase 150,000 shares granted to the Reporting Person's spouse.

         This Amendment No. 1 amends the Statement on Schedule 13D of Richard W. Heath (sometimes referred to herein as the "Reporting Person") with respect to the common stock, par value $.10 per share (the "Common Stock"), of BeautiControl, Inc., a Delaware corporation (the "Company").

Item 2. Identity and Background.

Item 2 is amended as follows:

         Richard W. Heath's principal occupation is Director, Chairman of the Executive Committee and Chief Executive Officer of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

         The Reporting Person paid no consideration as a party to the Stockholder Agreement (as defined below). Accordingly, there are no funds of the Reporting Person in the transaction. See Item 4 below for further description of the Stockholder Agreement.

Item 4. Purpose of the Transaction.

Item 4 is amended as follows:

         On September 13, 2000, the Company, Tupperware Corporation ("Parent"), and B-C Merger Corporation ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (1) Parent agreed to cause Merger Subsidiary to commence a tender offer (the "Offer") for all outstanding shares of Common Stock at a price of $7.00 per share, net to the seller in cash, without interest thereon, and (2) Merger Subsidiary will be merged with and into the Company (the "Merger"). In connection with the Merger Agreement, the Reporting Person and Parent entered into a Stockholder Agreement (the "Stockholder Agreement") (a copy of which is being filed as Exhibit 7.2 hereto and is incorporated herein by reference, dated September 13, 2000.

         Pursuant to the Stockholder Agreement, the Reporting Person has agreed that, promptly after the commencement of the Offer, and in any event not later than five business days prior to the first scheduled expiration date of the Offer, the Reporting Person will tender, or cause to be tendered, all of the shares of Common Stock owned by the Reporting Person, including any other shares of capital stock of the Company acquired by the Reporting Person, individually, after September 13, 2000 during the term of the Stockholder Agreement (the "Subject Shares"), pursuant to the Offer by delivering, or causing to be delivered, to the depository for the Offer a duly executed letter of transmittal together with any other documents that may be reasonably requested by Parent or such depositary. The Reporting Person further agreed that he will not withdraw such tender of the Subject Shares.

         The Reporting Person also agreed that, in any circumstances where a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Stockholder will vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the



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Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

         The Stockholder Agreement also requires the Reporting Person to vote (or cause to be voted) the Subject Shares against any (i) merger agreement or merger (other than the Merger Agreement and the Merger), Takeover Proposal (as defined in the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any subsidiary of the Company or (ii) amendment of the Company's Restated Certificate of Incorporation or By-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Reporting Person also agreed that he will not tender the Subject Shares pursuant to any offer other than the Offer.

         The Reporting Person further agreed not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person other than in connection with the Offer and the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares.

         The Reporting Person also agreed that he will not, and will not authorize any investment banker, attorney or other advisor or representative of the Reporting Person to, directly or indirectly (i) solicit, initiate or encourage the submission of any Takeover Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal, except in his capacity as a representative or agent of the Company, as permitted by the terms and conditions of the Merger Agreement.

         The Stockholder Agreement requires the Reporting Person to use his best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

         Furthermore, the Reporting Person agreed to promptly notify Parent in writing of the nature and amount of any acquisition by such Reporting Person of any voting securities of the Company acquired by the Reporting Person hereinafter. The Reporting Person also revoked any and all prior proxies or powers of attorney in respect of any of Subject Shares.

         The obligations under the Stockholder Agreement described above of the Reporting Person will terminate upon the earlier to occur of six months after the termination of the Merger Agreement pursuant to Section 8.1 of the Merger Agreement and (ii) the Effective Time; provided, however, that upon the termination of the Merger Agreement pursuant to Section 8.1 of the Merger Agreement, the obligations of the Reporting Person under the second and third paragraphs of this Item 4 will no longer apply.



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

         The Subject Shares do not include the 1,200,000 shares of Common Stock of Jim Sowell Construction Co., Inc. ("Sowell") that are subject to the Purchase Agreement.

         As a result of the Stockholder Agreement, the Reporting Person, together with Parent, Merger Subsidiary and the other stockholders of the Company that entered into a Stockholder Agreement with Parent, may constitute a "group" as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended. However, pursuant to Rule 13d-4, the Reporting Person disclaims membership in such group.

         Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended as follows:

         (a) and (b): The Reporting Person beneficially owns 4,007,774 shares of Common Stock (the "Shares") (which is approximately 53.2% of the shares of Common Stock outstanding as of September 11, 2000, as set forth in the Issuer's Solicitation/Recommendation Statement on Schedule 14D-9, filed on September 20, 2000, plus 300,000 shares of Common Stock issuable pursuant to options to purchase 150,000 shares granted to the Reporting Person and options to purchase 150,000 shares granted to the Reporting Person's spouse). This figure includes
(i) options to purchase 150,000 shares of Common Stock exercisable within 60 days; (ii) 1,200,000 shares owned by Sowell over which the Reporting Person has voting power pursuant to the Proxy (as defined in the Purchase Agreement), (iii) 200,000 shares held in trust over which the Reporting Person is co-trustee and has shared voting and dispositive power; and (iv) 1,303,887 shares owned by the Reporting Person's spouse, Jinger L. Heath, beneficial ownership of which is hereby disclaimed. The Reporting Person has sole voting power with respect to 2,503,887 of the Shares, shared voting power with respect to 200,000 of the Shares, sole dispositive power with respect to 1,303,887 of the Shares and shared dispositive power with respect to 200,000 of the Shares.

         Pursuant to the co-sale provision in Section 9 of the Purchase Agreement and the proxy granted pursuant to the Purchase Agreement, the Reporting Person has beneficial ownership of the shares of Common Stock of the Company beneficially owned by Sowell.

         (c) On March 15, 2000, the Reporting Person transferred 100,000 shares of Common Stock to the Richard A. Heath Trust, dated March 1, 2000, pursuant to a private transaction. Because such transfer was a gift, the Reporting Person received no consideration for such transfer. The Reporting Person is co-trustee of the Richard A. Heath Trust.

         On March 15, 2000, the Reporting Person transferred 100,000 shares of Common Stock to the Robert S. Heath Trust, dated March 1, 2000, pursuant to a private transaction. Because such transfer was a gift, the Reporting Person received no consideration for such transfer. The Reporting Person is co-trustee of the Robert S. Heath Trust.



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Item 7. Material to be Filed as Exhibits.

Exhibit 7.2 Stockholder Agreement, dated September 13, 2000, between Richard W. Heath and Tupperware Corporation.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2000



                                                  /s/ Richard W. Heath
                                                  ------------------------------
                                                  Richard W. Heath




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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
 7.2                     Stockholder Agreement, dated September 13, 2000,
                         between Richard W. and Tupperware Corporation.